

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

December 1, 2010

<u>**Via Facsimile and U.S. Mail**</u>

Wu Zhi Yang
Chairman
Qiao Xing Mobile Communication Co. Ltd.
10/F CEC Building
6 Zhongguancun South Street
Beijing 100086
People's Republic of China

> **Re: Qiao Xing Mobile Communication Co., Ltd.**
> **Form 6-K filed September 22, 2010**
> **File No. 1-33430**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 6-K</u>

<u>General</u>
1. We note that the Special Committee is working on responding to the XING offer. Please be aware that if QXM recommends that its shareholders accept the XING offer, then the issuer will be considered to be engaged in the going private transaction and will be required to be a filing person on Schedule 13E-3. Please see Question 101.03 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.

2. Please consider updating your disclosure to indicate when a response will be provided regarding the XING offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions